Exhibit 99.1

Sun Life announces second Sustainability Bond Offering

/NOTE: NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

TORONTO, June 27, 2023 /CNW/ -  Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that it intends to issue in Canada $500 million principal amount of Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures due 2035 (the "Debentures"). The offering is expected to close on July 4, 2023.

The Debentures will represent Sun Life's second sustainability bond in Canada. An amount equivalent to the net proceeds from the offering of the Debentures will be used to finance or refinance, in whole or in part, new and/or existing green or social assets that meet the eligibility criteria set out under Sun Life's Sustainability Bond Framework (the "Sustainability Bond Framework").

In 2020, Sun Life won the Corporate Sustainability Bond of the Year Award from Environmental Finance for its inaugural sustainability bond offering.

In March 2019, Sun Life published its Sustainability Bond Framework, outlining its criteria for the bonds, which includes criteria for both green and social assets. Under social investments Sun Life considers facilities and services that contribute to the long-term health of communities including infrastructure investments for hospitals or affordable housing. In addition to projects that provide access to essential services, other eligible assets under Sun Life's Sustainability Bond Framework include investments in projects related to renewable energy, energy efficiency, green buildings, clean transportation and sustainable water management projects within Sun Life's General Account.

Sun Life's Sustainability Bond Framework and an independent second party opinion by Sustainalytics on the framework's alignment with the International Capital Markets Association's Sustainability Bond Guidelines1 are available publicly on the Sustainability section of Sun Life's website.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 24, 2023, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at http://www.sedar.com/.  The Debentures will be sold on a best efforts agency basis by a syndicate led by TD Securities, CIBC Capital Markets and Scotiabank, as co-leads. The proceeds from this offering are expected to qualify for Tier 2 capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

[1] International Capital Markets Association, "The Sustainability Bond Guidelines (SBG) 2021", published on June 14, 2018 and updated as of June 2021. https://www.icmagroup.org/green-social-and-sustainability-bonds/sustainability-bond-guidelines-sbg/

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the closing and use of proceeds of the offering; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at June 27, 2023, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2022 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2022 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2023 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2023, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
David Garg
Senior Vice-President, Corporate
Development and Investor Relations
T. 416-408-8649
david.garg@sunlife.com

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2023/27/c8467.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 20:03e 27-JUN-23